Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval.

In connection with the proposed combination, Shire and Baxalta filed relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that includes a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta filed with the SEC or the FCA in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta’s directors and executive officers in Baxalta’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID.  Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire papers subsequently produced as part of the business planning process.  Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015.  This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials.  Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labeling.  In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.  As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta’s included in this communication have been stated on a constant currency and risk adjusted basis.

2

Press Release www.shire.com

Result of Meeting

SHIRE SHAREHOLDERS VOTE TO APPROVE COMBINATION WITH BAXALTA

Combination Would Create the Global Leader in Rare Diseases

Transaction Expected to Close on June 3rd

Dublin, Ireland — May 27, 2016 — Shire plc (LSE: SHP, NASDAQ: SHPG) today announces that, at a general meeting convened for the purpose, its shareholders have approved proposals relating to Shire’s combination with Baxalta Incorporated, which would create the leading global biotechnology company in rare diseases and other highly specialized conditions.

Shire Chief Executive Officer, Flemming Ornskov, M.D., M.P.H., commented: “We are pleased to take this important step toward completing our combination with Baxalta, and are grateful that our shareholders have voiced their support by approving this transaction. The combination will allow us to realize our goal of building the leading global biotechnology company focused on rare diseases and other highly specialized conditions, offering greater opportunities for our patients, healthcare partners and employees. As our teams continue to plan our integration, we anticipate a smooth and timely transition for all of our stakeholders, and I am excited about what we will be able to achieve together for the benefit of our patients worldwide.”

Under the merger agreement, at closing Baxalta shareholders will receive $18.00 in cash and either 0.1482 Shire ADSs or 0.4446 Shire Ordinary shares per Baxalta share.

The completion of the transaction remains subject to approval by Baxalta shareholders, with a vote scheduled to occur at 7:00 am CST today, and other customary closing conditions. Shire expects the transaction will complete on June 3, 2016.

At the general meeting, all resolutions contained in the Notice of Meeting were decided by poll vote. The results of the poll are as follows:

Resolutions	For (including discretionary votes)%		Against	%	Votes cast as a % of relevant shares in issue	Withheld
Ordinary Resolutions
1. To approve the Merger, allotment of shares and increase in borrowing limit.	420,340,630	93.81%	27,724,473	6.19%	75.52%	1,713,032
2. To authorize the allotment of shares.	414,970,708	92.35%	34,377,524	7.65%	75.73%	429,903

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

Special Resolutions
3. To authorize the disapplication of pre-emption rights.	416,265,573	93.36%	29,598,188	6.64%	75.15%	3,914,374
4. To authorize purchases of own shares.	437,094,810	97.28%	12,225,243	2.72%	75.73%	458,082

As at the record date, May 25, 2016, the Company had 593,337,139 Ordinary Shares of 5 pence each in issue (excluding shares held in treasury). Shareholders are entitled to one vote per share. A vote “withheld” is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2R copies of the relevant resolutions passed at the meeting have been submitted to the National Storage Mechanism and will be available for viewing shortly at: www.morningstar.co.uk/uk/nsm.

About Shire

Shire enables people with life-altering conditions to lead better lives.

Shire’s strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

Shire’s focus is on providing treatments in Rare Diseases, Neuroscience, Gastrointestinal and Internal Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR SHIRE

Investor Relations

Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157
Robert Coates	rcoates@shire.com	+44 1256 894874
Ian Karp	ikarp@shire.com	+1 781 482 9018

Media
Michele Galen	mgalen@shire.com	+1 781 482 1867
Brooke Clarke	brclarke@shire.com	+44 1256 894829

FTI Consulting (Media Advisor to the Company)

Ben Atwell (London)	ben.atwell@fticonsulting.com	+44 20 3727 1000
David Roady (New York) Robert Stanislaro (New York)	david.roady@fticonsulting.com robert.stanislaro@fticonsulting.com	+1 212 850 5600 +1 212 850 5600

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning the financial and strategic benefits of our combination with Baxalta, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•             disruption from the acquisition and integration of Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•             the company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the acquisition may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•             the failure to achieve the strategic objectives with respect to the acquisition of Baxalta may adversely affect the company’s financial condition and results of operations;

•             products and product candidates may not achieve commercial success;

•             product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•             the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•             supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•             the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•             the actions of certain customers could affect the company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the company’s revenues, financial condition or results of operations;

•             investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•             adverse outcomes in legal matters, tax audits and other disputes, including the company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the company’s revenues, financial condition or results of operations;

•             Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•             failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. (“Dyax”) may adversely affect the company’s financial condition and results of operations;

•             the company is dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the company’s revenues, financial condition or results of operations;

•             the company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•             difficulties in integrating Dyax or Baxalta into Shire may lead to the company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s,  Dyax’s or Baxalta’s filings with the Securities and Exchange Commission, including those risks outlined in “ITEM 1A: Risk Factors” in Shire’s and Baxalta’s Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.